ISSUER FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration Statement No. 333-221537

KANSAS CITY SOUTHERN

$425,000,000 4.200% Senior Notes due 2069

November 14, 2019

This Pricing Supplement is qualified in its entirety by reference to the base prospectus, dated November 13, 2017, and the related preliminary prospectus supplement, dated November 14, 2019 (together, the “Preliminary Prospectus”). The information in this Pricing Supplement supplements the Preliminary Prospectus and supersedes the information in the Preliminary Prospectus to the extent this information is inconsistent with the information in the Preliminary Prospectus. Capitalized terms used in this Pricing Supplement but not defined have the meanings given to them in the Preliminary Prospectus.

Issuer:	Kansas City Southern (the “Company”)

Title of Securities:	4.200% Senior Notes due 2069 (the “2069 Notes”)

Guarantees:

The 2069 Notes will be unconditionally guaranteed, jointly and severally, on an unsecured senior basis, by each of the Company’s current and future domestic subsidiaries (each, a “Guarantor”) that from time to time guarantees the Company’s

$600.0 million revolving credit facility or any other debt of the

Company or any of the Company’s significant subsidiaries that is a Guarantor.

Aggregate Principal Amount:	$425,000,000

Final Maturity Date:	November 15, 2069

Benchmark Treasury:	UST 2.250% due August 15, 2049

Benchmark Treasury Price / Yield:	98-27 / 2.304%

Spread to Benchmark Treasury:	192 basis points

Yield to Maturity:	4.224%

Issue Price:	99.502% plus accrued interest, if any, from the issue date

Coupon:	4.200%

Interest Payment Dates:	May 15 and November 15

Record Dates:	May 1 and November 1

First Interest Payment Date:	May 15, 2020

Optional Redemption:

Prior to the Par Call Date, the 2069 Notes will be redeemable in whole or in part at any time and from time to time, at the Company’s option, at a redemption price equal to the greater of (i) 100% of the principal amount of the 2069 Notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the 2069 Notes to be redeemed that would have been made if such 2069 Notes matured on the Par Call Date (exclusive of interest accrued to the date of redemption) discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the then-current Treasury Rate, plus 30 basis points, plus accrued interest thereon to but excluding the redemption date.

On or after the Par Call Date, the 2069 Notes will be redeemable in whole or in part at any time and from time to time, at the Company’s option, at a redemption price equal to 100% of the principal amount of the 2069 Notes to be redeemed plus accrued interest thereon to but excluding the redemption date.

“Par Call Date” means May 15, 2069 (6 months prior to the Final Maturity Date).

Joint Book-Running Managers:	BofA Securities, Inc. J.P. Morgan Securities LLC Morgan Stanley & Co. LLC

Senior Co-Managers:	Citigroup Global Markets Inc. U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC

Co-Manager:	SunTrust Robinson Humphrey, Inc.

Trade Date:	November 14, 2019

Settlement Date:	November 18, 2019 (T+2)

CUSIP / ISIN Numbers:	485170 BC7 / US485170BC77

The Company has filed a registration statement (including the Preliminary Prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may obtain these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the representatives of the underwriters can arrange to send you the Preliminary Prospectus if you request it by calling BofA Securities, Inc. at 1-800-294-1322, J.P. Morgan Securities LLC collect at 1-212-834-4533 or Morgan Stanley & Co. LLC at 1-866-718- 1649.

This information does not purport to be a complete description of these securities or the offering. Please refer to the Preliminary Prospectus for a complete description of the securities. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.